UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TOWER INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

891826109
(CUSIP Number)

October 14, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [   ]   Rule 13d-1(c)
                  [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891826109

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Stephen Feinberg

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]	Not
(b) [ ]	Applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned
Each Reporting Person With by	(5) Sole Voting Power:	12,467,866*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	12,467,866*
	(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 12,467,866*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11) Percent of Class Represented by Amount in Row (9): *

(12) Type of Reporting Person (See Instructions): IA, IN

As of October 14, 2010, Tower International Holdings, LLC, a Delaware limited liability company ("Tower International Holdings"), held 12,467,866 shares of common stock, par value $0.01 per share (the “Shares”), of Tower International Holdings, Inc. (the “Company”). Pursuant to the limited liability company agreement of Tower International Holdings, the manager of Tower International Holdings exercises sole voting and dispositive authority over all of the securities held by Tower International Holdings. The manager of Tower International Holdings is Cerberus Capital Management, L.P. ("CCM"). Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Tower International Holdings. As a result, as of October 14, 2010, Mr. Feinberg may be deemed to beneficially own 12,467,866 Shares.  The Company consummated its initial public offering on October 20, 2010.  The 12,467,866 Shares beneficially owned by Mr. Feinberg represented 100% of the Shares deemed issued and outstanding as of October 14, 2010 and 66.6% of the Shares deemed issued and outstanding as of October 20, 2010.

Item 1(a)    Name Of Issuer:  Tower International, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
                        17672 Laurel Park Drive North, Suite 400E
         Livonia, MI 48152

Item 2(a)    Name of Person Filing:  Stephen Feinberg

Item 2(b)    Address of Principal Business Office or, if None, Residence:
                        299 Park Avenue, 22nd Floor
         New York, New York 10171

Item 2(c)    Citizenship:  United States

Item 2(d)    Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e)    CUSIP No.:  891826109

Item 3.   If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                  Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of October 14, 2010):	12,467,866*

(b) Percent of Class (as of October 14, 2010):	*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	12,467,866*

(ii) shared power to vote or to direct the vote:	0*

(iii) sole power to dispose or to direct the disposition of:	12,467,866*

(iv) shared power to dispose or to direct the disposition of:	0*

_____________
As of October 14, 2010, Tower International Holdings, LLC, a Delaware limited liability company ("Tower International Holdings"), held 12,467,866 shares of common stock, par value $0.01 per share (the “Shares”), of Tower International Holdings, Inc. (the “Company”). Pursuant to the limited liability company agreement of Tower International Holdings, the manager of Tower International Holdings exercises sole voting and dispositive authority over all of the securities held by Tower International Holdings. The manager of Tower International Holdings is Cerberus Capital Management, L.P. ("CCM"). Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Tower International Holdings. As a result, as of October 14, 2010, Mr. Feinberg may be deemed to beneficially own 12,467,866 Shares.  The Company consummated its initial public offering on October 20, 2010.  The 12,467,866 Shares beneficially owned by Mr. Feinberg represented 100% of the Shares deemed issued and outstanding as of October 14, 2010 and 66.6% of the Shares deemed issued and outstanding as of October 20, 2010.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                            Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                            Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                            Not Applicable.

Item 9.    Notice of Dissolution of Group

                            Not Applicable.

Item 10.   Certification

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 2010

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., the manager of Tower International Holdings, LLC

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)